UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Covol Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  223575 10 1
                         ------------------------------
                                 (CUSIP Number)


                              Michael C. Henderson
                           PacifiCorp Holdings, Inc.
                          700 NE Multnomah, Suite 1600
                             Portland, Oregon 97232
                           Telephone: (503) 731-2133
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                 April 24, 1997
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 2 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Holdings, Inc.
      93-0866672
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              714,286
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              714,286
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      714,286
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.25%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          2 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 3 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp
      93-0246090
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              714,286
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH
                              714,286
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      714,286
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.25%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          3 of 8

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 223575 10 1                                          Page 4 of 8 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Financial Services, Inc.
      93-0369681
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               714,286
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               714,286
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      714,286
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.25%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          4 of 8

Item 1.  Security and Issuer

         This Statement relates to shares of Common Stock ("Common Stock") of Covol Technologies, Inc., a corporation organized under the laws of Delaware ("Covol"). Covol's principal executive offices are located at 3280 N. Frontage Road, Lehi, Utah 84043.

Item 2.  Identity and Background

         This Statement is filed by (i) PacifiCorp, a corporation organized under the laws of Oregon ("PacifiCorp"), whose business address is 700 N.E. Multnomah, Suite 1600, Portland, Oregon, (ii) PacifiCorp Holdings, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of PacifiCorp ("PHI"), whose business address is 700 N.E. Multnomah, Suite 1600, Portland, Oregon, and (iii) PacifiCorp Financial Services, Inc., a corporation organized under the laws of Oregon and a wholly owned subsidiary of PHI ("PFS"), whose business address is 825 N.E. Multnomah, Suite 775, Portland, Oregon. PacifiCorp is an electric utility that conducts a retail electric utility business through Pacific Power & Light Company and Utah Power & Light Company, and engages in power production and sales on a wholesale basis under the name PacifiCorp. PacifiCorp is the indirect owner, through PHI of 100% of each of Powercor Australia Limited ("Powercor"), an Australian electric distribution company, and Pacific Telecom, Inc. ("PTI"), a leading provider of local telephone exchange service to rural and suburban markets, in addition to other investments. PacifiCorp furnishes electric service to approximately 1,400,000 customers in portions of seven western states: California, Idaho, Montana, Oregon, Utah, Washington and Wyoming. Powercor serves approximately 547,000 customers in suburban Melbourne and the western and central regions of the State of Victoria in southeast Australia. PTI, through its subsidiaries, provides local telephone service and access to the long-distance network in Alaska, seven other western states and three Midwestern states and provides cellular mobile telephone services in six states. PHI also has interests in the independent power and cogeneration business through its wholly owned subsidiary, Pacific Generation Company, and continues to liquidate portions of the loan, leasing and real estate investment portfolio of PFS. PFS expects to retain only its tax advantaged investments in leveraged lease assets (primarily aircraft) and affordable housing, and is limiting its pursuit of tax-advantaged investment opportunities to affordable housing and alternative fuels.

         During the past five years, neither PacifiCorp, PHI nor PFS has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         For a current list of the executive officers and directors of PacifiCorp and PHI, and of the directors and officers of PFS, along with the other information required to be furnished with respect to such executive officers and directors under this Item 2, see Exhibit 1, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Convertible Loan and Security Agreement, dated March 20, 1997 (the "Loan Agreement"), a copy of which is filed herewith as Exhibit 3 and incorporated by reference herein, PFS has committed to lend up to $5,000,000 to Covol, which amount is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. The loans under the Loan Agreement are to be funded out of the working capital of PFS.

                                                                          5 of 8

Item 4.  Purpose of Transaction

         (a) Pursuant to the Loan Agreement, PFS has the right to simultaneously advance and convert any and all amounts outstanding either as loans or commitments under the Loan Agreement. PFS has committed to lend up to $5,000,000 to Covol, which amount is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein.

         (b) Not applicable.

         (c) Amounts under the Loan Agreement are to be used in connection with the construction and development by Covol of a coal briquetting facility (the "Alabama Project"), as set forth in Section 2.01 of the Loan Agreement. In connection with the execution and delivery of the Loan Agreement, an affiliate of PFS entered into the Alabama Project Purchase Agreement, dated as of March 20, 1997 ("Purchase Agreement"), a copy of which is filed herewith as Exhibit 4 and incorporated by reference herein, pursuant to which it has agreed to purchase the Alabama Project.

         (d)-(j) Not applicable.

Item 5.  Interest in Securities of the Issuer

         (a) - (c) Pursuant to the Loan Agreement, PFS has committed to lend up to $5,000,000 to Covol, which amount is convertible into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth therein. Pursuant to the Loan Agreement, PFS has the right to simultaneously advance and convert any and all amounts outstanding either as loans or commitments under the Loan Agreement. If PFS advanced and converted all amounts outstanding either as loans or commitments under the Loan Agreement it would receive 714,286 shares of common stock of Covol, subject to adjustments as provided in the Loan Agreement. The aggregate number of shares of common stock of Covol beneficially owned by the persons named in response to Item 2, and the number of shares of Common Stock with respect to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on Exhibit 2, which is incorporated herein by reference. Except as described in this Schedule 13D, to the best knowledge of PacifiCorp, PHI and PFS, none of the persons named in response to Item 2 above beneficially owns any shares of Covol common stock. Except as described in this Schedule 13D, neither PacifiCorp, PHI, PFS, nor, to the best of their knowledge, any of the persons listed in Item 2 above has effected any transactions in Covol common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Loan Agreement, PFS has committed to lend up to $5,000,000 to Covol, which amount is convertible pursuant to Section 10.01 of the Loan Agreement into common stock of Covol at the rate of $7.00 per share, subject to adjustments set forth in Section 10.04 of the Loan Agreement.

                                                                          6 of 8

         Pursuant to the Conditional Option Agreement, dated as of March 20, 1997 ("Option Agreement"), a copy of which is filed herewith as Exhibit 5 and incorporated by reference herein, Covol has agreed to purchase all of the right, title and interest of the PFS Parties in Buyer and all the interest of PFS in the Loan and the other Transaction Documents in the event the Alabama Project is not completed by June 30, 1997, a Letter Ruling is not received by June 30, 1997 or an Event of Default under the Loan Agreement has occurred, as described in
Section 1 of the Option Agreement. (The capitalized terms used in this paragraph have the meaning set forth in the Option Agreement.)

         Pursuant to the Registration Rights Agreement, dated as of March 20, 1997 ("Registration Rights Agreement"), a copy of which is filed herewith as
Exhibit 6 and incorporated by reference herein, Covol as granted to PFS certain "demand" and "piggyback" registration rights with respect to shares of common stock of PFS acquired pursuant to the Loan Agreement.

Item 7.  Material to be Filed as Exhibits

         Filed as exhibits hereto are the following:

         1 Directors and Officers of PacifiCorp, PacifiCorp Holdings, Inc. and PacifiCorp Financial Services, Inc.

         2     Interest in Securities of Covol Technologies, Inc.

         3     Convertible Loan and Security Agreement, dated March 20, 1997

         4     Alabama Project Purchase Agreement, dated as of March 20, 1997

         5     Conditional Option Agreement, dated as of March 20, 1997

         6     Registration Rights Agreement, dated as of March 20, 1997


                                                                          7 of 8

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PACIFICORP HOLDINGS, INC.


                                       By MICHAEL C. HENDERSON
                                          --------------------------------------
                                          Michael C. Henderson, President
                                          and Chief Executive Officer

                                  PACIFICORP FINANCIAL SERVICES, INC.


                                       By MICHAEL C. HENDERSON
                                          --------------------------------------
                                          Michael C. Henderson, President
                                          and Chief Executive Officer

                                  PACIFICORP


                                       By MICHAEL C. HENDERSON
                                          --------------------------------------
                                          Michael C. Henderson, Vice President

                                                                          8 of 8